SALE AND PURCHASE AGREEMENT

THIS AGREEMENT made effective as of the 12 day of February, 2007.

AMONG:

ALMADEN MINERALS LTD., a company having its office at #1103, 750 West Pender Street, Vancouver, British Columbia,

V6C 2T8

(hereinafter referred to as “Almaden”)

OF THE FIRST PART

AND:

COMAPLEX MINERALS CORP., a company, having its office at Suite 901, 1015 Fourth Street S.W. Calgary Alberta, T2R 1J4

(hereinafter referred to as “Comaplex”)

OF THE SECOND PART

WHEREAS:

A.

Pursuant to the terms of an Option Agreement dated January 16, 2003 (“Option “) Comaplex earned a 60% undivided interest in the Property described in Schedule “A” to this Agreement (the Property”) ;

B.

Pursuant to the Option a Joint Venture Agreement was entered into dated 15th December 2006 (“Joint Venture”) ;

C.

Comaplex has agree to sell and quit claim to Almaden all of its interest under the Option and the Joint Venture (all such rights and interests  and all interest in the Property and assets covered by the Option and Joint Venture being herein referred to as the “Comaplex Interest”)

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained the parties hereto mutually agree as follows:

1.

SALE AND QUIT CLAIM

Comaplex hereby  sells, transfers, assigns and quit claims the Comaplex Interest to Almaden for a full price or consideration of $ 1,250,000  payable on the execution of this Agreement.

2.

COMAPLEX COVENANTS

Comaplex covenants with Almaden that is empowered to enter into this Agreement and that it has made no assignment of the Comaplex Interest other than that effected by this Agreement and that it has done no act whereby the Comaplex Interest has in any manner become impaired or encumbered.

3.

FURTHER ASSURANCES

The Participants will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement. Without limiting the generality of the foregoing Comaplex shall execute and deliver such documentation as may be required to remove the registration of any interest of Comaplex in the Property.

4.

MANNER OF PAYMENT

All references to monies hereunder shall be in United States funds. Payment shall be made by cheque, wire transfer, or draft.

5.

ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Participants and their respective successors and assigns.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

ALMADEN MINERALS LTD. “Duane Poliquin” Per: Authorized Signatory
COMAPLEX MINERALS CORP. “Mark Balog” Per: Authorized Signatory

THIS IS SCHEDULE “A” TO THE AGREEMENT MADE AS OF FEBRUARY, 2007

BETWEEN ALMADEN MINERALS LTD. AND COMAPLEX MINERALS CORP.

The Property

				AREA	INITIAL	EXP.
CLAIM	TYPE	TITLE	FILE NO.	HECTARES	DATE	DATE

CABALLO BLANCO	EXPLOIT.	216694	5/1.3/00478	600.0000	17-May-02	16-May-52
RED. CABALLO BLANCO II	EXPLOIT.	224414	5/2/00021	504.8125	04-May-05	13-Jun-52
CABALLO BLANCO III	EXPLOIT.	218457	5/1/0667	1145.0000	05-Nov-02	04-Nov-52
CABALLO BLANCO IV	EXPLOIT.	218176	5/1/0668	1634.0000	11-Oct-02	10-Oct-52
CABALLO BLANCO V	EXPLOIT.	218955	5/1/0674	450.0000	28-Jan-03	27-Jan-53
RED. CABALLO BLANCO VI	EXPLOIT.	224415	5/2/00022	1014.1711	04-May-05	27-May-54
REYNA NEGRA FRACCIÓN 2	EXPLOIT.	221152	5/1/716	65.9717	03-Dec-03	02-Dec-53
REYNA NEGRA FRACCIÓN 3	EXPLOIT.	221374	5/1/717	1061.7484	03-Feb-04	02-Feb-54
RED. REYNA NEGRA FRACCIÓN 4	EXPLOIT.	224416	5/2/23	25.1461	04-May-05	02-Dec-53
CABALLO BLANCO VII	EXPLOR.	223282	108/70	231.7764	23-Nov-04	22-Nov-54
CABALLO BLANCO VIII	EXPLOR.	223360	108/72	965.8118	03-Dec-04	02-Dec-54
CABALLO BLANCO VIII	APPLICATION	PENDING	108/102	*12802.0000

* NOTE: CABALLO BLANCO IX WAS JUST STAKED AND ITS SURVEY IS PENDING, SO THE FINAL AREA TO BE TITLED IS SUBJECT TO THE SURVEY.